

RWE

Invitation

to the Annual General Meeting of
RWE Aktiengesellschaft on April 13, 2006









RWE Aktiengesellschaft

Essen

International Securities Identification Numbers (ISIN):

DE 0007037129
DE 0007037145

Invitation to the Annual General Meeting

Dear Shareholders,

We hereby invite you to attend our Ordinary Annual General Meeting, which shall convene at 10:00 a.m. on Thursday, April 13, 2006, in the Grugahalle on Norbertstraße 2 in Essen, 45131, Germany.





Agenda

1. ***Presentation of the approved Financial Statements of RWE Aktiengesellschaft and the Group for the financial year ended December 31, 2005 with the combined Review of Operations of RWE Aktiengesellschaft and the Group, the proposal for the appropriation of distributable profit, and the Supervisory Board Report for fiscal 2005***

   The aforementioned documents have been made available on the Internet at www.rwe.com and in the offices of RWE Aktiengesellschaft corporate headquarters, which are located on Opernplatz 1, 45128 Essen, Germany. Copies of these documents will be furnished free of charge and immediately upon request from any shareholder.

2. ***Appropriation of distributable profit***

   The Executive Board and the Supervisory Board propose that RWE Aktiengesellschaft's distributable profit for fiscal 2005 be appropriated as follows:

   Payment of a dividend of €1,75 per individual share on the dividend-bearing capital stock of

€1,439,756,800.00	=	€984,208,750.00
Profit carryforward	=	€71,077.47
Distributable profit	=	€984,279,827.47

3. ***Approval of the Acts of the Executive Board for fiscal 2005***

   The Executive Board and the Supervisory Board propose that the Executive Board be granted approval for its acts in fiscal 2005.

4. *Approval of the Acts of the Supervisory Board for fiscal 2005*

The Executive Board and the Supervisory Board propose that the Supervisory Board be granted approval for its acts in fiscal 2005.

5. *Appointment of the auditors for fiscal 2006*

The Supervisory Board proposes that

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft,
Frankfurt am Main,
Zweigniederlassung Essen,

be appointed auditors for fiscal 2006.

6. *Election of new shareholder representatives to the Supervisory Board*

The tenure of all of Supervisory Board members elected by the Annual General Meeting ends on conclusion of the April 13, 2006 Annual General Meeting. Therefore, new elections must be held.

Pursuant to Section 96, Paragraph 1 and Section 101, Paragraph 1 of the German Stock Corporation Act (AktG) and Section 7, Paragraph 1, Item 3 of the German Co-Determination Act (MitBestG), the Supervisory Board comprises ten members elected by the Annual General Meeting and another ten members elected by employees. The Annual General Meeting is not obliged to accept proposed candidates.

The Supervisory Board proposes that:

- ***Dr. Paul Achleitner,***
  Member of the Board of Management of Allianz AG,
  München

- ***Carl-Ludwig von Boehm-Bezing,***
  former Member of the Board of Management of
  Deutsche Bank AG, Bad Soden

- ***Dr. Thomas R. Fischer,***
  Chairman of the Board of Management of WestLB AG,
  Düsseldorf

- ***Heinz-Eberhard Holl,***
  former Chief Administrative Officer,
  Osnabrück Rural District, Osnabrück

- ***Dr. Gerhard Langemeyer,***
  Mayor of the City of Dortmund, Dortmund

- ***Dagmar Mühlenfeld,***
  Mayor of the City Mülheim an der Ruhr,
  Mülheim an der Ruhr

- ***Dr. Wolfgang Reiniger,***
  Mayor of the City of Essen, Essen

- ***Dr. Manfred Schneider,***
  Chairman of the Supervisory Board of Bayer AG,
  Leverkusen

- ***Prof. Dr. Ekkehard D. Schulz,***
  Chairman of the Board of Management of
  ThyssenKrupp AG, Krefeld

- ***Prof. Karel Van Miert,***
  Professor, Nyenrode University, Beersel

be elected as shareholder representatives to the Supervisory Board.

The tenure of the elected members shall end on conclusion of the Annual General Meeting that passes a resolution on the approval of the acts of the Supervisory Board for the fourth fiscal year after the beginning of their tenure. The fiscal year in which their tenure begins shall not be counted.

7. *Authorisation to implement share buybacks*

The authorisation issued at the 2005 Annual General Meeting to conduct share buybacks expires on October 13, 2006. Therefore, it shall be renewed. The draft resolution contains provisions for the acquisition and subsequent use of treasury stock.

The Executive Board and the Supervisory Board propose that:

a) The company is authorised to buy back up to 10 % of its capital stock in shares of any kind until October 12, 2007. At the Executive Board's discretion, the acquisition shall be made (1) on the stock exchange or (2) via a public purchase offer.

   (1) If the acquisition is made on the stock exchange, the price per share paid by the company (excluding ancillary purchase costs) may not deviate by more than 10 % from the arithmetic mean of the closing bidding price of the type of share in question on the Xetra trading system (or on a system replacing the Xetra system with comparable functionality) on the Frankfurt Stock Exchange on the last three stock-market trading days prior to the purchase.

   (2) If the acquisition is arranged as a public purchase offer, the price per share offered and paid by the company may not deviate by more than 20 % from the arithmetic mean of the closing bidding price of the type of share in question on the Xetra trading system (or on a system

replacing the Xetra system with comparable functionality) on the Frankfurt Stock Exchange on the last three stock-market trading days prior to the publication of the offer.

b) Regarding shares purchased by the company, a Group company, or a third party on their behalf pursuant to Sub-Item a) or an earlier authorisation, the Executive Board is authorised to call these shares without further approval from the Annual General Meeting. The call can be made without reducing capital by adjusting the prorated amount of the remaining shares in the company's capital stock. In such cases, the Executive Board shall be authorised to adjust the number of shares in the Articles of Incorporation.

c) Furthermore, regarding common shares purchased by the company, a Group company, or a third party on their behalf in accordance with Sub-Item a) or pursuant to an earlier authorisation, the Executive Board is authorised (1) to float these shares on foreign stock exchanges on which they have not been listed so far, or (2) to transfer these shares to third parties in connection with mergers or acquisitions of companies or of stakes in companies. Shareholder subscription rights are excluded in both cases. The price at which the shares are floated on foreign stock exchanges or transferred in connection with mergers or acquisitions of companies or of stakes in companies may not be more that 5% lower than the arithmetic mean of the closing bidding price (excluding ancillary purchase costs) of the type of share in question on the Xetra trading system (or on a system replacing the Xetra system with comparable functionality) on the Frankfurt Stock Exchange on the last three stock-market trading days prior to the shares' listing on a foreign stock exchange or prior to the binding agreement reached with the contracting party.

d) All of the preceding authorisations may be exercised in full, in part, or in several tranches, to fulfil one or several purposes, by the company and—insofar as permissible—by Group companies or third parties on behalf of the company or said Group companies.

e) The limited authorisation to conduct share buybacks issued by the Annual General Meeting on April 14, 2005, which expires effective October 13, 2006, shall be revoked once the new authorisation has entered into force.

Executive Board report to the Annual General Meeting on Item 7

We propose to the Annual General Meeting that the company continue to be authorised to buy back shares of all types. The authorisation issued by the 2005 Annual General Meeting, which expires effective October 13, 2006, and has not been made use of, shall be revoked once the new authorisation has entered into force.

Besides making acquisitions on the stock exchange, the company should also be enabled to conduct share buybacks via a public purchase offer submitted to all of the company's shareholders. This will afford the company greater flexibility. The principle of equal treatment set forth in German stock corporation law must be taken into account.

Section 71, Paragraph 1, Item 8, Sentence 4 of the German Stock Corporation Act (AktG) allows the Executive Board to sell on the stock exchange shares bought back on the basis of an authorisation. It is also proposed that the Annual General Meeting authorise the Executive Board to call treasury stock without further approval from the Annual General Meeting. The proposed authorisation envisions the Executive Board also calling shares without decreasing the company's capital, in accordance with Section 237, Paragraph 3, Item 3 of the German Stock Corporation Act. In cases where shares are called without decreasing the company's

capital, the prorated amount of the other shares in the company's capital stock increases. In such cases, the Executive Board shall be authorised to amend the Articles of Incorporation to reflect the change in the number of shares.

In addition, treasury stock is to be made available for floating on foreign stock exchanges. This gives the company the opportunity to expand its foreign shareholder base if necessary. The company competes on an international level and must appeal to investors from around the world. Foreign investors can be attracted more easily if they can invest on their countries' own stock exchanges.

Furthermore, the company seeks to be allowed to offer treasury stock as compensation in the event of a merger or the acquisition of a company or of a stake in a company. Treasury stock is an important acquisition currency. It can represent an attractive financing option for the company. Sellers often ask for treasury stock as compensation. If given the corresponding authorisation, the company will be able to rapidly and flexibly complete acquisitions paid for in shares either in full or in part. Most importantly, it will be able to do so without seeking approval from the Annual General Meeting, which is often impossible due to time constraints. Moreover, the use of treasury stock as acquisition currency benefits existing shareholders in that their voting rights are not diluted compared to the situation before the company bought back its own shares. At present, there are no plans to make acquisitions in exchange for treasury stock.

The Executive Board will report on the exercise of this authorisation at the Annual General Meeting following the transaction.

Shareholder motions

Pursuant to Section 125 et seqq. of the German Stock Corporation Act (AktG), the Executive Board is obligated to publish motions filed by shareholders with regard to a certain Item of the agenda only if petitioners provide proof of their capacity as shareholders in a timely manner. All shareholder motions must be submitted to:

RWE Aktiengesellschaft
Recht/Organangelegenheiten Konzern
Opernplatz 1
45128 Essen
(Fax: +49 (0) 201/12-1 57 43)

or per E-mail to:
hv2006.gegenantraege@rwe.com

We will publish motions and electoral proposals made by shareholders that must be made accessible and are submitted to one of the two aforementioned addresses by the end of the day on March 29, 2006 on the Web at www.rwe.com.

Attendance at the Annual General Meeting

The requirements that need to be met by shareholders to attend the Annual General Meeting have changed due to the German Act on Corporate Integrity and Modernisation of the Right of Avoidance (UMAG), which entered into force on November 1, 2005, and due to the corresponding amendment made to the company's Articles of Incorporation.

Accordingly, entitled to attend the Annual General Meeting or exercise voting rights are shareholders who send their registration to attend the Annual General Meeting to one of the following addresses no later than April 6, 2006

In Germany:

RWE Aktiengesellschaft
c/o Dresdner Bank AG
OSS SO Hauptversammlungen
Jürgen-Ponto-Platz 1
60301 Frankfurt am Main
(Fax: +49 (0) 69/263-1 52 63)
E-Mail: tbhvservice@dresdner-bank.com

In Switzerland:

RWE Aktiengesellschaft
c/o Credit Suisse
Generalversammlungen UWCC 43
Postfach, 8070 Zürich
Switzerland

Or

RWE Aktiengesellschaft
c/o UBS AG
Global Wealth Management & Business Banking
Operations / Wertschriften Services
Emissionen / Generalversammlungen
Badenerstraße 574c,
Postfach, 8098 Zürich
Switzerland

and furnish proof of their share ownership in the company through a custodian credit institution or custodian financial service institution, reflecting that they were shareholders of the company at the beginning of the day on March 23, 2006, i.e. at 0:00 hours on March 23, 2006. Analogously to the registration, proof of share ownership in the company must be received at one of the addresses listed above no later than April 6, 2006. The registration and proof of share ownership must be in writing in German or English.

Shareholders who request an admission ticket for the Annual General Meeting from a custodian credit institution on time do not need to do anything else. In such cases, registration and proof of share ownership are handled by the custodian credit institution.

Proxy voting

Once again, we are affording our shareholders the opportunity to be represented during votes by a proxy nominated by the company. This proxy must be given authorisation and instructions for the exercise of the voting rights. The proxy is obligated to vote in accordance with the instructions received.

Authorisation and instructions on the exercise of voting rights may be submitted to the proxy nominated by the company, via the Internet, or in writing using the appropriate forms. If using the Internet, authorisation and instructions can even be submitted during the Annual General Meeting. Details of this procedure, including binding deadlines, technical requirements, procedural steps, the process, and risks associated with making changes to instructions are described in a brochure that can be obtained by shareholders from their custodian credit institution and can be downloaded from the Internet from www.rwe.com.

Registration and proof of share ownership must be submitted before the appropriate deadline according to the aforementioned provisions even when a proxy nominated by the company is chosen for the exercise of voting rights. All allowable forms of attendance and proxy, including attendance in person, attendance by proxy, and attendance by name through a custodian credit institution or custodian financial service institution or a shareholders' association shall continue to remain unaffected by this option of exercising voting rights and shall remain possible without limitation.

Essen, February 28, 2006

Sincerely yours,

RWE Aktiengesellschaft
The Executive Board

The invitation to the Annual General meeting was published in the electronic version of the Bundesanzeiger (German Federal Gazette, www.ebundesanzeiger.de) of February 28, 2006. The invitation and documents made available on convocation of the Annual General Meeting are also available on the Web at www.rwe.com.

Additional information on Item 6 of the agenda: Election of new shareholder representatives to the Supervisory Board

Dr. Thomas R. Fischer is proposed to be Chairman of the Supervisory Board (Section 5.4.3 Satz 3 German Corporate Governance Code).

Further information regarding the shareholder representatives nominated for election to the Supervisory Board:

- ***Dr. Paul Achleitner***
  Date of birth: September 28, 1956

  Practised profession:
  Member of the Board of Management of Allianz AG

  Mandates:
  - Allianz Global Investors AG
  - Allianz Immobilien GmbH (Chair)
  - Bayer AG

- ***Carl-Ludwig von Boehm-Bezing***
  Date of birth: May 20, 1940

  Practised profession:
  Former Member of the Board of Management of Deutsche Bank AG

- ***Dr. Thomas R. Fischer***
  Date of birth: October 6, 1947

  Practised profession:
  Chairman of the Board of Management of WestLB AG

  Mandates:
  - Audi AG
  - AXA Konzern AG
  - Hapag-Lloyd AG
  - HSH Nordbank AG

- ▣ Amvescap Plc
- ▣ DekaBank Deutsche Girozentrale
- ▣ Deutscher Sparkassen Verlag GmbH
- ▣ KfW – Kreditanstalt für Wiederaufbau

– ***Heinz-Eberhard Holl***
Date of birth: September 26, 1940

Practised profession:
Former Chief Administrative Officer,
Osnabrück Rural District

Mandates:
- ■ Georgsmarienhütte GmbH
- ■ Georgsmarienhütte Holding GmbH

– ***Dr. Gerhard Langemeyer***
Date of birth: February 13, 1944

Practised profession:
Mayor of the City of Dortmund

Mandates:
- ■ Dortmunder Stadtwerke AG (Chair)
- ■ Harpen AG
- ■ KEB Holding AG (Chair)
- ■ WestLB AG
- ▣ Klinikum Dortmund gGmbH (Chair)
- ▣ Schüchtermann Schiller'sche Kliniken KG
- ▣ Sparkasse Dortmund (Chair)

– ***Dagmar Mühlenfeld***
Date of birth: March 2, 1951

Practised profession:
Mayor of the City of Mülheim an der Ruhr

Mandates:
- ■ Mülheimer Wohnungsbau e. G. (Chair)
- ▣ Beteiligungsholding Mülheim an der Ruhr GmbH

■ membership in other mandatory Supervisory boards
▣ membership in comparable domestic and foreign Supervisory bodies of commercial enterprises

- Flughafen Essen / Mülheim GmbH (Chair)
- medl GmbH (Chair)
- Mülheim & Business GmbH (Chair)
- Ruhrgebiet Tourismus Management GmbH

– ***Dr. Wolfgang Reiniger***
Date of birth: March 11, 1944

Practised profession:
Mayor of the City of Essen

Mandates:
- EGZ Entwicklungsgesellschaft Zollverein mbH
- EMG Essen Marketing GmbH Gesellschaft für Stadtwerbung, Touristik und Zentrenmanagement (Chair)
- Entwicklungsgesellschaft Universitätsviertel Essen mbH (Chair)
- Essener Wirtschaftsförderungsgesellschaft mbH (Chair)
- Margarethe Krupp-Stiftung für Wohnungsfürsorge (Chair)
- Messe Essen GmbH (Chair)
- Sparkasse Essen (Chair)

– ***Dr. Manfred Schneider***
Date of Birth: December 21, 1938

Practised profession:
Chairman of the Supervisory Board of Bayer AG

Mandates:
- Allianz AG
- DaimlerChrysler AG
- Linde AG (Chair)
- Metro AG
- TUI AG

– ***Prof. Dr. Ekkehard D. Schulz***
Date of birth: July 24, 1941

Practised profession:
Chairman of the Board of Management of ThyssenKrupp AG

Mandates:
▪ AXA Konzern AG
▪ Bayer AG
▪ Commerzbank AG
▪ Deutsche Bahn AG
▪ MAN AG (Chair)
▪ RAG AG
▪ ThyssenKrupp Automotive AG (Chair)
▪ ThyssenKrupp Elevator AG (Chair)
▪ ThyssenKrupp Services AG (Chair)
▪ TUI AG

– ***Prof. Karel Van Miert***
Date of birth: January 17, 1942

Practised profession:
Professor, Nyenrode University

Mandates:
▪ Münchener Rückversicherungs-Gesellschaft AG
▫ Agfa-Gevaert N. V.
▫ Anglo American plc
▫ De Persgroup
▫ Koninklijke Philips Electronics N. V.
▫ SIBELCO N. V.
▫ SOLVAY S. A.
▫ Vivendi Universal S. A.

▪ membership in other mandatory Supervisory boards
▫ membership in comparable domestic and foreign Supervisory bodies of commercial enterprises

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49(0)201/12-00
F +49(0)201/12-1 51 99
I www.rwe.com





RWE

Information on attendance and proxy voting

Annual General Meeting of RWE Aktiengesellschaft on April 13, 2006







RWE Aktiengesellschaft

Essen

Information

on attendance and proxy voting for the
Annual General Meeting of RWE Aktiengesellschaft
on April 13, 2006





Contents

Dear Shareholders,

This brochure is designed to describe the options of attending the Annual General Meeting, proxy voting and the live webcast. Requirements have changed as a result of the German act on corporate Integrity and Modernisation of the Right of Avoidance (UMAG) which entered into force on November 1, 2005, and the corresponding amendment made to the company's Articles of Incorporation. Relevant details have been included in the invitation to the Annual General Meeting.

As in the past, an **admission ticket** is required for all options of attending the meeting and proxy voting (see items 1 to 3 on the following pages). Please order a ticket from your depositary bank for **each** of your custodian accounts. Your depositary bank will send you the appropriate form. Your depositary bank will then take care of your registration to attend the Annual General Meeting and of the proof of your share ownership at the record date, which is **0:00 hours on March 23, 2006.** Your registration and proof of your share ownership must be provided by the **April 6, 2006** deadline. Failure to meet the deadline will prohibit you from attending and / or exercising your voting rights. To ensure that you receive an admission ticket on time, we recommend that you submit your ticket order to your depositary bank as early as possible.

1. Attendance in person or by an authorised person of your choice

If you wish to attend the Annual General Meeting in person or by proxy, please make sure that you or your proxy submit the admission ticket sent to you by your depositary bank—if appropriate, together with the completed and signed "proxy to a third person" form (marked with an [A] on the back of the admission ticket)—at any of the registration counters in the foyer of the Grugahalle. In return, you or your proxy will receive a carnet of voting ballots.

If you wish to leave the Annual General Meeting early, you can arrange to be represented by a proxy nominated by the company. All you need to do is hand in your voting ballot carnet at one of the counters marked "proxy voting" in the foyer or at the exit. Our staff will be happy to explain further steps to you. You may also make use of this option if you want to stay at the Annual General Meeting, but would prefer to be represented by someone else during the votes.

2. *Giving proxies appointed by RWE AG authorisation and instructions via the Internet*

If you do not wish to attend the Annual General Meeting in person and have not authorised a third person to act on your behalf, as a holder of common shares, you can arrange to be represented by a voting proxy appointed by the company and give the proxy authorisation and instructions via the Internet. This also absolutely requires you to have an admission ticket, which you can order from your depositary bank. On receipt of the admission ticket, you can use the Web-based authorisation and instruction system, which will become available at **8:00 a.m. on March 25, 2006.** If you are a holder of preferred shares, you will not have any voting rights at this Annual General Meeting. The Web-based authorisation and instruction system is thus not available to holders of preferred shares.

Giving authorisation and instructions via the Internet

You can access the system via the company's website at **www.rwe.com**. Follow the link "Annual General Meeting 2006." You will then be forwarded to the Web-based authorisation and instruction system. To register, you must enter your five-digit admission ticket number along with the adjacent check digit.

Admission Ticket No. / Check Digit ☐☐

To continue, click REGISTER.

Enter the information requested on the online form in the appropriate boxes **exactly** as it appears on your admission ticket. Even if your name or city is spelled incorrectly on the admission ticket, enter this information exactly as it appears on your admission ticket. Please make sure that you do not enter your title (Mr., Ms., Dr., etc.) or any other part of your name (III., Jr., etc.) in the "First name" or "Last name" fields. Once you have verified your data, click REGISTER.

Now you will receive a personal eight-digit access code, which we recommend you write down or print out. **You will need this access code and your admission ticket number along with your check digit to log back on to the system in the future.** Once you have completed this step, click CONTINUE.

Once you have confirmed that you have acknowledged the legal information and disclaimer, you are ready to give authorisation and instructions. Please give instructions for each item listed for voting on the agenda. Click on YES or NO. If you wish to abstain on an agenda item, leave the fields empty. Then click on CONFIRM INSTRUCTIONS. This will take you to a verification screen. If your instructions appear correctly, please click on ISSUE AUTHORISATION AND INSTRUCTIONS. If you wish to alter them, click on MODIFY AUTHORISATION. Once you have given the authorisation and instructions, you will receive a confirmation that can be printed for your records.

The electronic authorisation and instructions must be transmitted **before the beginning of the voting procedures on the day of the Annual General Meeting** for them to be considered. Voting begins depending on the course of events at the Annual General Meeting. Therefore, the commencement of voting cannot be accurately determined in advance. The Chairman of the Annual General Meeting determines the timing. We thus recommend that you make your arrangements as early as possible and follow the Annual General Meeting's live webcast.

Revoking authorisations and changing instructions via the Internet

In principle, you can revoke authorisations given via the Internet and change your instructions. To log back in to the authorisation and instruction system, you need the number on you admission ticket, the check digit, and your personal access code. Revocations and changes must also be transmitted **before the beginning of the voting procedures on the day of the Annual General Meeting** in order to be considered.

Using your admission ticket you are always free to attend the Annual General Meeting in person or authorise a proxy to exercise your voting rights as described under item 1. Should you or a person authorised by you attend the Annual General Meeting, the authorisation and instructions previously given via the Internet become null and void.

3. *Giving proxies appointed by RWE AG authorisation and instructions in writing*

If you do not have an Internet connection and would like to be represented by a voting proxy nominated by the company, if you are a holder of common shares, you can give authorisation and instructions in writing. This can be done by completing the form on the lower section of the back of your admission ticket with the heading "Authorisation given to voting proxies appointed by RWE AG" (marked with a [B] in the upper right-hand corner). Voting proxies can only make use of your authorisation if you give them instructions on how to exercise your voting rights and sign the authorisation with a valid signature. Voting proxies are obligated to vote on agenda items according to your instructions.

Please send your admission ticket along with the signed [B] authorisation and instructions for exercising your voting rights to the address below **so that they arrive at RWE by April 11, 2006.** The date of receipt is decisive.

RWE Aktiengesellschaft
Kennwort: Stimmrechtsvertretung
(keyword: proxy voting)
45103 Essen, Germany

Authorisations and instructions received after this deadline will not be considered. Please note that mail delivery times are beyond our control.

4. Shareholder countermotions

Motions and electoral proposals filed by shareholders that are subject to announcement in accordance with Sec. 125 et seqq. of the German Stock Corporation Act (AktG) will be published on the Internet at **www.rwe.com**. Countermotions will be voted on separately only if an administration decision proposal does not receive the required majority vote. If you want to make sure that your voting right is also exercised in these extended voting procedures, you must either attend the Annual General Meeting in person or arrange to be represented by an authorised person of your choice (see item 1). Therefore, you cannot participate in these voting procedures if you have given authorisation and instructions via the Internet (see item 2) or in writing (see item 3).

5. AGM webcast

The April 13, 2006 Annual General Meeting will be broadcast live on the Internet starting at 10:00 a. m. You can access the webcast via the company's website at **www.rwe.com**. Follow the link "Annual General Meeting 2006." This will take you to the webcast. Viewing the Annual General Meeting via the Internet requires one of the following streaming players: Real Player® (version G2 or newer) or MS Media Player® (version 6.4 or newer).

6. Technical information

Use of the Internet-based authorisation and instruction system requires your browser to support 128 bit SSL encryption. If your browser does not include this support, you can download the newest version of Netscape Navigator (www.netscape.de) or Microsoft Internet Explorer (www.microsoft.com /germany).

We have set up a toll-free hotline and service mailbox for any questions you may have:

Hotline Germany: **0800 101 6146**
Hotline Outside Germany: **+49 800 1016 1460**

The hotline is open daily from 8:00 a.m. to 10:00 p.m. starting on March 25, 2006.

Service mailbox: **hv2006@rwe.com**

Technical and organisational measures taken by RWE AG to ensure system performance comply with generally accepted standards. However, the Internet-based proxy voting system may experience technical malfunction despite the precautionary measures taken. This may prevent authorisations, revocations, instructions and changes to instructions from being transmitted punctually, completely, or at all. RWE AG cannot be held liable for such events. Furthermore, RWE AG cannot be held liable for any errors committed by the service providers involved in processing such transactions or for the network, hardware, or software defects. In addition,

RWE AG cannot be held liable for the performance, availability or uninterrupted operability of the telecommunications network or Internet service, nor can the company assume responsibility for compliance with standard mail delivery times.

Should any tampering with the Internet-based voting proxy system be detected despite the security precautions, we reserve the right to discontinue proceedings without notice to ensure the voting process is conducted properly.

Your data will be recorded, stored, processed and used only to give authorisations and instructions to your voting proxy. To comply with the legal obligation to produce supporting documents binding for German stock corporations, we store this data for three years.

Essen, February 28, 2006

Sincerely yours,

RWE Aktiengesellschaft

In a nutshell:

1. Register and furnish proof of your share ownership by **April 6, 2006** (or sooner, if possible).

2. Authorisations and instructions can be given via the Internet at **www.rwe.com**.

   Authorisations and instructions can be given until **April 13, 2006, before the voting procedures commence.**

3. Authorisations and instructions in writing must be received by RWE on or before **April 11, 2006** (the date of receipt by RWE is decisive).

4. The Annual General Meeting live webcast at **www.rwe.com** starts at **10:00 a.m. on April 13, 2006.**

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49(0)201/12-00
F +49(0)201/12-1 51 99
I www.rwe.com

